--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -----------------

                                    FORM 11-K

                                -----------------


       [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1998

                                       OR

       [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the transition period from       to

                         Commission file number: 1-12744


                         MARTIN MARIETTA MATERIALS, INC.
                SAVINGS and INVESTMENT PLAN for HOURLY EMPLOYEES
              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)




                         MARTIN MARIETTA MATERIALS, INC.
                                2710 Wycliff Road
                          Raleigh, North Carolina 27607
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)




--------------------------------------------------------------------------------

                          Audited Financial Statements
                         Martin Marietta Materials, Inc.
                           Savings and Investment Plan
                              for Hourly Employees

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                          Audited Financial Statements

                     Years ended December 31, 1998 and 1997



                                    Contents


Audited Financial Statements for the Plan

Report of Independent Auditors..............................................1
Statements of Net Assets....................................................2
Statements of Changes in Net Assets and Trust Balance.......................4
Notes to Financial Statements...............................................6

Audited Financial Statements for the Master Trust

Report of Independent Auditors.............................................11
Statements of Net Assets...................................................13
Statements of Changes in Net Assets and Trust Balance......................15
Notes to Financial Statements..............................................17

                         Report of Independent Auditors


Martin Marietta Materials, Inc., as Plan Administrator

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                          Ernst & Young LLP

June 11, 1999
Raleigh, North Carolina

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998
                                 (In Thousands)


                           Yield-                 Martin
                          Enhanced               Marietta    Lockheed      Harbor                 Investment             Daily
                         Short-Term     S&P      Materials    Martin       Capital   Intermediate  Company   American    Bond
                         Investment  500 Index    Common      Common    Appreciation    Bond      of America Balanced   Market
                            Fund       Fund     Stock Fund  Stock Fund      Fund        Fund       Fund        Fund      Fund
                         --------------------------------------------------------------------------------------------------------
Assets
Interest in Master Trust    $7,536    $4,793      $4,561      $    -     $   660      $     -    $    -     $    -    $ 131
Contributions
receivable:
  Employees                    111        97          94           -          16            -         -          -        6
  Martin Marietta
   Materials, Inc.              21        14          15           -           3            -         -          -        1
                         --------------------------------------------------------------------------------------------------------
Net assets available for
 benefits                   $7,668    $4,904      $4,670      $    -     $   679      $     -    $    -     $    -    $ 138
                         ========================================================================================================


                                      Vanguard
                           Vanguard  International
                            Windsor    Growth       Loan
                             Fund       Fund        Fund      Total
                         --------------------------------------------

Assets
Interest in Master Trust   $ 488    $   185     $   625    $18,979
Contributions
receivable:
  Employees                   22          8           -        354
  Martin Marietta
   Materials,  Inc.            4          2           -         60
                         --------------------------------------------
Net assets available for
 benefits                  $ 514    $   195     $   625    $19,393
                         ============================================


See accompanying notes.

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

      Statement of Net Assets Available for Benefits, with Fund Information


                                December 31, 1997
                                 (In Thousands)

                                           Yield-                             Martin
                                          Enhanced                           Marietta            Lockheed
                                         Short-Term            S&P           Materials           Martin
                                         Investment         500 Index         Common             Common
                                            Fund              Fund           Stock Fund         Stock Fund        Total
                                         --------------------------------------------------------------------------------------

Assets
Interest in  Master Trust                   $   4,650        $   2,287          $795             $2,692      $    10,424
                                         ======================================================================================

Net assets available for benefits           $   4,650        $   2,287          $795             $2,692      $    10,424
                                         ======================================================================================


See accompanying notes.

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year ended December 31, 1998
                                 (In Thousands)

                           Yield-                 Martin
                          Enhanced               Marietta    Lockheed      Harbor                 Investment             Daily
                         Short-Term     S&P      Materials    Martin       Capital   Intermediate  Company   American    Bond
                         Investment  500 Index    Common      Common    Appreciation    Bond      of America Balanced   Market
                            Fund       Fund     Stock Fund  Stock Fund      Fund        Fund       Fund        Fund      Fund
                         --------------------------------------------------------------------------------------------------------
Net assets available for
   benefits at beginning of
   period                   $  4,650   $  2,287   $    795   $  2,692   $     -     $    -      $    -     $    -    $    -
Additions to net assets:
   Contributions:
     Employees                 1,123      1,026      1,006          -        168         -           -          -        66
     Martin Marietta
       Materials, Inc.           285        187        197          -         36         -           -          -        13
     Rollover Contributions       20         82        141          -         78         -           -          -         6
                            -----------------------------------------------------------------------------------------------------
Total contributions            1,428      1,295      1,344          -        282         -           -          -        85

Interest in net
   investment gain
   of Master Trust               349        935      1,409        279        107                                          3
                            -----------------------------------------------------------------------------------------------------
Total additions                1,777      2,230      2,753        279        389         -           -          -        88

Deductions from net assets:
   Distributions and
     withdrawals                 798        154         57        141         11         -           -          -         3
   Administrative expenses        21         17          7          7          1         -           -          -         -
                            -----------------------------------------------------------------------------------------------------
Total deductions                 819        171         64        148         12         -           -          -         3

Net transfers from other
   plans                       1,681        398          -          -         35         5          22         28        21
Net transfers between funds      379        160      1,186     (2,823)       267        (5)        (22)       (28)       32
                            -----------------------------------------------------------------------------------------------------
Net assets available for
   benefits at end of year  $  7,668   $  4,904   $  4,670   $     -   $     679    $    -      $    -     $    -    $  138
                            =====================================================================================================


                                      Vanguard
                           Vanguard  International
                            Windsor    Growth       Loan
                             Fund       Fund        Fund      Total
                           --------------------------------------------
Net assets available for
   benefits at beginning of
   period                   $      -   $     -       $   -   $10,424
Additions to net assets:
   Contributions:
     Employees                   245        84           -     3,718
     Martin Marietta
       Materials, Inc.            51        19           -       788
     Rollover Contributions       16        21           -       364
                            ----------------------------------------
Total contributions              312       124           -     4,870

Interest in net
   investment gain
   of Master Trust                (3)       13          16     3,108
                            ----------------------------------------
Total additions                  309       137          16     7,978

Deductions from net assets:
   Distributions and
     withdrawals                  12         2          44     1,222
   Administrative expenses         1         -           -        54
                            ----------------------------------------
Total deductions                  13         2          44     1,276

Net transfers from other
   plans                          55        22           -     2,267
Net transfers between funds      163        38         653         -
                            ----------------------------------------
Net assets available for
   benefits at end of year  $    514   $   195      $  625   $19,393
                            ========================================

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year ended December 31, 1997
                                 (In Thousands)

                                           Yield-                             Martin
                                          Enhanced                           Marietta            Lockheed
                                         Short-Term            S&P           Materials           Martin
                                         Investment         500 Index         Common             Common
                                            Fund              Fund           Stock Fund         Stock Fund        Total
                                         --------------------------------------------------------------------------------------
Net assets available for benefits at
    beginning of year                       $    4,010       $    1,318      $      130      $     2,865       $     8,323

Additions to net assets:
   Contributions:
     Employees                                     979              439             139                -             1,557
     Rollover contributions                          -                3               2                -                 5
                                            -----------------------------------------------------------------------------------
Total contributions                                979              442             141                -             1,562

Interest in net investment gain of Master
   Trust                                           235              491             136              269             1,131
                                            -----------------------------------------------------------------------------------
Total additions                                  1,214              933             277              269             2,693

Deductions from net assets:
   Distributions and withdrawals                   307               84               6              172               569
   Administrative expenses                          10                6               1                6                23
                                            -----------------------------------------------------------------------------------
 Total deductions                                  317               90               7              178               592

 Net transfers between funds                      (257)             126             395             (264)                -
                                            -----------------------------------------------------------------------------------

Net assets available for benefits at end of
   year                                     $    4,650      $     2,287      $      795       $    2,692       $    10,424
                                            ===================================================================================


See accompanying notes.

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                          Notes to Financial Statements

                                December 31, 1998

1. Accounting Policies

The financial statements of the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees (the "Plan") are prepared on the accrual basis of accounting. No liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments to the following year. The assets of the Plan are held and invested on a commingled basis in the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the "Master Trust") along with the assets of the Martin Marietta Materials, Inc. Performance Sharing Plan. Prior to January 1, 1998, the Master Trust also included the assets of the Martin Marietta Materials, Inc. Money Accumulation Plan for Hourly Employees, which was subsequently merged into the Plan. The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans on a pro rata basis. All administrative expenses, a portion of which are paid by Martin Marietta Materials, Inc. (the "Corporation"), are otherwise paid from the Master Trust and allocated to each of the participating plans.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan providing hourly paid employees of the Corporation and hourly employees covered under certain collectively bargained agreements an opportunity to participate in an individual savings and investment program providing tax deferred savings and retirement incentives. Martin Marietta Materials, Inc. is the Plan's sponsor and also serves as the Plan administrator.

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                    Notes to Financial Statements (continued)




2. Description of the Plan (continued)

Employees are eligible to enroll in the Plan after six months of service. Employee participation requires employee basic contributions of 1% to 7% of base salary (as defined in the Plan and subject to applicable Internal Revenue Code ("IRC") limitations on allowable compensation). Certain participants may also elect to make additional supplemental contributions which are not considered for purposes of computing the employer match. A participant's combined basic and supplemental contributions may not exceed 17% of that participant's base pay. Generally, a participant's before-tax contributions may not exceed 15% of base pay.

Effective January 1, 1998, the Corporation matches the first 7% of eligible participants' annual basic contributions. The amount of the Corporation's match is equal to 25% of the basic contributions and is credited to participant accounts monthly. Certain participants are not eligible for employer contributions, as defined by the Plan. All participants are 100% vested in the value of their accounts, including employer contributions.

During 1998, the participants' investment options included the Yielded-Enhanced Short-Term Investment Fund, S&P 500 Index Fund, Martin Marietta Materials Common Stock Fund, Harbor Capital Appreciation Fund, Daily Bond Market Fund, Vanguard Windsor Fund and Vanguard International Growth Fund.

The Lockheed Martin Common Stock Fund was an investment option prior to the Corporation's split-off from Lockheed Martin Corporation, the Corporation's former parent company and the previous administrator of the Plan. In October 1998, any participant's remaining balance in the Lockheed Martin Common Stock Fund was automatically reinvested in the Yield-Enhanced Short-Term Investment Fund.

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                    Notes to Financial Statements (continued)




2. Description of the Plan (continued)

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax, after-tax and matching contributions, both up to once per month. Any changes in investment elections must be made in 5% increments. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options daily, but are limited to 12 changes in a calendar year, provided that the participant has one transfer in a calendar quarter, regardless of the limitation. Beginning January 1, 1998, the Plan provides for certain participants to borrow from the money in his or her own investment account. All loans must meet specific terms and conditions of the Plan and are subject to applicable IRC regulations. Personal loans are available to participants in terms of up to 5 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a fixed rate, established upon loan request, which is equal to the annual prime rate (based upon corporate borrowing rates posted by at least 75% of the nation's 30 largest banks, as reported in The Wall Street Journal on the first business day of the calendar month before loan application) plus 1%. All loans are due in full immediately upon termination of employment. Approximately $625,000 was loaned to participants during 1998. Outstanding loan balances and loan-related activities are reflected in the Loan Fund account in the accompanying financial statements. In addition, the plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the IRC. Participants who are still working at the age of 59 1/2 may qualify for special withdrawal rights and privileges as defined in the Plan.

Upon separation from the Corporation, participants may receive the full current value of their contributions and the matching employer contributions. Participants who have attained age 55 may receive their distributions in the form of a lump-sum payment or in annual installments over a period of up to 20 years. The accounts of participants who receive installment payments remain invested in the funds indicated by the participant.

During 1998, the Plan received $2,300,000 from the Martin Marietta Materials, Inc. Money Accumulation Plan for Hourly Employees. This amount represents the transfer of account balances of eligible participants pursuant to the merger of the Martin Marietta Materials, Inc. Money Accumulation Plan into the Plan effective January 1, 1998.

State Street Bank and Trust Company is the trustee of the Master Trust and recordkeeper of the Master Trust and Plan.

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                    Notes to Financial Statements (continued)


2. Description of the Plan (continued)

Although the Corporation expects to continue the Plan indefinitely, the Board of Directors of the Corporation may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant's account.

3. Income Tax Status

The Internal Revenue Service ruled on April 1, 1998 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and therefore, the Plan is not subject to tax under present tax laws. The Plan has been amended since the date the determination letter is applicable for and as such, the plan administrator has filed for a new determination letter. The Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


4. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 1998 and 1997, was 15.05% and 10.98%, respectively. The Plan's interest in the Master Trust did not fluctuate significantly throughout the years ended December 31, 1998 and 1997. An analysis of investments for the Master Trust is as follows:

                                                                      1998
                                            ----------------------------------------------------------
                                                                Net Appreciation
                                                Interest         in Fair Value        Fair Value at
                                              and Dividends       During Year          End of Year
                                            ----------------------------------------------------------
                                                                 (In Thousands)
Investments at fair value as determined by
quoted market price:
   Cash and cash equivalents                  $       1,493      $           -       $      35,527
   Governmental bonds                                   126                  -               2,465
   Corporate bonds                                       64                  -               1,763
   Common stocks                                      1,506             21,784              83,784
   Other                                                150                  -               2,211
                                            ----------------------------------------------------------
                                              $       3,339      $      21,784       $     125,750
                                            ==========================================================

                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                    Notes to Financial Statements (continued)



4. Master Trust (continued)

                                                                     1997
                                           ----------------------------------------------------------
                                                               Net Appreciation
                                               Interest         in Fair Value       Fair Value at
                                             and Dividends       During Year         End of Year
                                           ----------------------------------------------------------
                                                                (In Thousands)
Investments at fair value as determined by
quoted market price:
   Cash and cash equivalents                 $       1,397      $           -       $      25,197
   Governmental bonds                                   17                104               1,564
   Corporate bonds                                      11                 70                 905
   Common stocks                                     2,022              9,998              65,319
   Other                                                 -                116               1,582
                                           ----------------------------------------------------------
                                             $       3,447      $      10,288       $      94,567
                                           ==========================================================

The following audited financial statements of the Master Trust contain additional information concerning the Plan's interest in the Master Trust.

5. Year 2000 Issue (unaudited)

The Corporation has established a dedicated information technology task force to coordinate the identification, evaluation and implementation of modifications and replacements to the Corporation's information systems and related applications necessary to achieve a year 2000 date conversion with no effect on customers or disruption to its business operations. The Corporation's goal is to be substantially year 2000 compliant on a timely basis. The major systems and applications carrying potential business impact have been identified, evaluated, and converted. In addition, the Corporation is communicating with suppliers, customers, financial institutions and others with which it does business to coordinate the year 2000 conversion process. The cost of the year 2000 initiatives is not expected to be material to the Corporation's results of operations or financial position or to the Plan's operations.

                         Report of Independent Auditors

Martin Marietta Materials, Inc., as Trust Administrator

We have audited the accompanying statements of net assets of the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust as of December 31, 1998 and 1997 and the related statements of changes in net assets and trust balance for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Master Trust at December 31, 1998 and 1997, and the changes in its net assets and trust balance for the years then ended, in conformity with generally accepted accounting principles.

The accompanying statements are those of the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust, which is established under the Martin Marietta Materials, Inc. Performance Sharing Plan and the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees (collectively, the "Plans"). The Master Trust also included the Martin Marietta Materials, Inc. Money Accumulation Plan for Hourly Employees for the year ended December 31, 1997. The statements do not purport to represent the net assets available for benefits at December 31, 1998 and 1997 or the changes in net assets available for benefits for the years then ended of the Plans. Furthermore, these statements do not purport to satisfy the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 relating to the financial statements of employee benefit plans.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets and the statements of changes in net assets and trust balance is presented for purposes of additional analysis rather than to present the net assets and changes in net assets and trust balance of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                         Ernst & Young LLP

June 11, 1999
Raleigh, North Carolina

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust
                 Statement of Net Assets, with Fund Information
                                December 31, 1998
                                 (In Thousands)


                           Yield-                 Martin
                          Enhanced               Marietta    Lockheed      Harbor                 Investment             Daily
                         Short-Term     S&P      Materials    Martin       Capital   Intermediate Company    American    Bond
                         Investment  500 Index    Common      Common    Appreciation    Bond      of America Balanced   Market
                            Fund       Fund     Stock Fund  Stock Fund      Fund        Fund       Fund        Fund      Fund
                         --------------------------------------------------------------------------------------------------------
Assets
Investments at quoted
  fair value:
  Cash and cash equivalents $34,302   $     -    $ 1,225      $ -        $    -       $ -        $ -        $    -      $    -
  Governmental bonds              -         -          -        -             -         -          -             -       2,465
  Corporate bonds                 -         -          -        -             -         -          -             -       1,763
  Common stocks                   -    34,875     31,864        -         8,721         -          -             -           -
                         --------------------------------------------------------------------------------------------------------
Total investments at
  quoted fair value          34,302    34,875     33,089        -         8,721         -                                4,228


Investments at estimated
  fair value:
  Participant loans               -         -          -        -             -         -          -             -           -
                         --------------------------------------------------------------------------------------------------------
Total investments at
estimated fair value              -         -          -        -             -         -          -             -           -

Other assets:
  Dividends and interest
    receivable                  149         -          4        -             -         -          -             -           -
  Other                         262       146        111        -            33         -          -             -           3
                         --------------------------------------------------------------------------------------------------------
Total other assets              411       146        115        -            33         -          -             -           3
                         --------------------------------------------------------------------------------------------------------
Total assets                 34,713    35,021     33,204        -         8,754         -          -             -       4,231

Liabilities
Amounts payable for
  investments
  purchased                       -         -        426        -             -         -          -             -           -
                         --------------------------------------------------------------------------------------------------------
Total liabilities                 -         -        426        -             -         -          -             -           -
                         --------------------------------------------------------------------------------------------------------


Net assets                  $34,713   $35,021    $32,778      $ -       $ 8,754       $ -       $  -         $  -       $4,231
                         ========================================================================================================


                                      Vanguard
                           Vanguard  International
                            Windsor    Growth       Loan
                             Fund       Fund        Fund      Total
                         --------------------------------------------
Assets
Investments at quoted
  fair value:
  Cash and cash equivalents $     -   $     -    $     -      $ 35,527
  Governmental bonds              -         -          -         2,465
  Corporate bonds                 -         -          -         1,763
  Common stocks               5,921     2,403          -        83,784
                         -----------------------------------------------
Total investments at
  quoted fair value           5,921     2,403          -       123,539


Investments at estimated
  fair value:
  Participant loans               -         -      2,211         2,211
                         -----------------------------------------------
Total investments at
estimated fair value              -         -      2,211         2,211

Other assets:
  Dividends and interest
    receivable                    -         -          -           153
  Other                          29        11          -           595
                         -----------------------------------------------
Total other assets               29        11          -           748
                         -----------------------------------------------
Total assets                  5,950     2,414      2,211       126,498

Liabilities
Amounts payable for
  investments
  purchased                       -         -          -           426
                         -----------------------------------------------
Total liabilities                 -         -          -           426
                         -----------------------------------------------


Net assets                  $ 5,950   $ 2,414    $ 2,211      $126,072
                         ===============================================


See accompanying notes.

                        Martin Marietta Materials, Inc.
                    Defined Contribution Plans Master Trust
                 Statement of Net Assets, with Fund Information
                               December 31, 1997
                                 (In Thousands)

                                         Yield-              Martin
                                        Enhanced            Marietta  Lockheed
                                         Short-      S&P    Materials  Martin     Harbor                 Investment
                                          Term       500    Common     Common     Capital                Company of American
                                        Investment  Index     Stock     Stock  Appreciation  Intermediate  America  Balanced
                                          Fund      Fund      Fund      Fund       Fund      Bond Fund     Fund       Fund
                                        --------------------------------------------------------------------------------------
Assets
 Investments at quoted fair value:
     Cash and Cash Equivalents          $24,246   $     -   $   442     $ 439    $    -      $    -       $    -    $  70
     Governmental Bonds                       -         -         -         -         -         232            -      104
     Corporate Bonds                          -         -         -         -         -         231            -       69
     Common Stocks                            -    24,734     9,344    19,356     3,565           -        1,048      336
                                        --------------------------------------------------------------------------------------
Total investments at quoted fair value   24,246    24,734     9,786    19,795     3,565         463        1,048      579

Investments at estimated fair value:
  Participant loans                           -         -         -         -         -           -            -        -
                                        --------------------------------------------------------------------------------------
Total investments at estimated fair
value                                         -         -         -         -         -           -            -        -

Other assets:
 Contributions receivable:
   Employees                                204       124        41         -        14           5           10        7
   Martin Marietta Materials, Inc.           71        19         9         -         3           1            3        2
 Dividends and interest receivable          116         -         2         1         -           -            -        -
                                        --------------------------------------------------------------------------------------
Total other assets                          391       143        52         1        17           6           13        9
                                        --------------------------------------------------------------------------------------
Total assets                             24,637    24,877     9,838    19,796     3,582         469        1,061      588

Liabilities
 Administrative expenses payable             44        52        11        30         3           3            3        1
 Amounts payable for investments
  purchased                                   -         -       121         -         -           -            -        -
                                        --------------------------------------------------------------------------------------
Total liabilities                            44        52       132        30         3           3            3        1
                                        --------------------------------------------------------------------------------------
Net assets                              $24,593   $24,825    $9,706   $19,766    $3,579       $ 466       $1,058    $ 587
                                        ======================================================================================


                                            Daily               Vanguard
                                            Bond    Vanguard  International
                                           Market   Windsor      Growth      Loan
                                            Fund     Fund        Fund        Fund       Total
                                        --------------------------------------------------------
Assets
 Investments at quoted fair value:
     Cash and Cash Equivalents            $    -     $    -    $    -      $    -     $25,197
     Governmental Bonds                    1,228          -         -           -       1,564
     Corporate Bonds                         605          -         -           -         905
     Common Stocks                             -      5,247     1,689           -      65,319
                                        --------------------------------------------------------
Total investments at quoted fair value     1,833      5,247     1,689           -      92,985

Investments at estimated fair value:
  Participant loans                            -          -         -       1,582       1,582
                                        --------------------------------------------------------
Total investments at estimated fair
value                                          -          -         -       1,582       1,582

Other assets:
 Contributions receivable:
   Employees                                   5         31        11           -         452
   Martin Marietta Materials, Inc.             1          8         3           -         120
 Dividends and interest receivable             -          -         -           -         119
                                        --------------------------------------------------------
Total other assets                             6         39        14           -         691
                                        --------------------------------------------------------
Total assets                               1,839      5,286     1,703       1,582      95,258

Liabilities
 Administrative expenses payable               4          7         4           -         162
 Amounts payable for investments
  purchased                                    -          -         -           -         121
                                        --------------------------------------------------------
Total liabilities                              4          7         4           -         283
                                        --------------------------------------------------------
Net assets                                $1,835     $5,279    $1,699      $1,582     $94,975
                                        ========================================================

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust
   Statement of Changes in Net Assets and Trust Balance, with Fund Information
                          Year ended December 31, 1998
                                 (In Thousands)

                                          Yield-            Martin
                                         Enhanced          Marietta  Lockheed
                                          Short-    S&P    Materials  Martin      Harbor                 Investment
                                           Term     500     Common    Common     Capital                 Company of American
                                        Investment Index    Stock      Stock   Appreciation Intermediate   America  Balanced
                                           Fund     Fund     Fund      Fund       Fund       Bond Fund     Fund       Fund
                                        -------------------------------------------------------------------------------------

Net assets at beginning
 of period:                             $24,593   $24,825   $ 9,706    $19,766  $ 3,579      $  466      $ 1,058   $  587
Additions to net assets:
   Contributions:
     Employees                            1,958     2,137     1,863         -       525           -            -        -
     Employer                               824       476       518         -       147           -            -        -
     Rollover contributions                 174       696       834         -       741           -            -        -
                                        -------------------------------------------------------------------------------------
Total Contributions                       2,956     3,309     3,215         -     1,413           -            -        -


Investment Income:
 Dividends and interest                   1,493         -       237       196       509           -            -        -
 Net realized and unrealized gain (loss)      -     7,448    11,248     1,953     1,436           1            4        1
                                        -------------------------------------------------------------------------------------
Total investment income                   1,493     7,448    11,485     2,149     1,945           1            4        1
                                        -------------------------------------------------------------------------------------
Total additions                           4,449    10,757    14,700     2,149     3,358           1            4        1


Deductions from net assets:
 Distributions and withdrawals            2,874     1,272       535     1,010       137           -            -        -
 Administrative expenses                     84       133        58        44        18           -            -        -
                                        -------------------------------------------------------------------------------------
Total deductions                          2,958     1,405       593     1,054       155           -            -        -
Net transfers from other plans             (107)       48         -         -         -           -            -        -
Net transfers between funds               8,736       796     8,965   (20,861)    1,972        (467)      (1,062)    (588)
                                        -------------------------------------------------------------------------------------
Net assets at end of year               $34,713   $35,021   $32,778   $     -   $ 8,754      $    -      $     -   $    -
                                        =====================================================================================


                                            Daily               Vanguard
                                            Bond    Vanguard  International
                                           Market    Windsor     Growth     Loan
                                            Fund      Fund        Fund      Fund     Total
                                        --------------------------------------------------------

Net assets at beginning
 of period:                              $ 1,835    $ 5,279   $ 1,699     $ 1,582    $ 94,975
Additions to net assets:
   Contributions:
     Employees                               163        697       261           -       7,604
     Employer                                 43        186        68           -       2,262
     Rollover contributions                  109        358       140           -       3,052
                                        --------------------------------------------------------
Total Contributions                          315      1,241       469           -      12,918


Investment Income:
 Dividends and interest                      190        515        49         150       3,339
 Net realized and unrealized gain (loss)       -       (526)      219           -      21,784
                                        --------------------------------------------------------
Total investment income                      190        (11)      268         150      25,123
                                        --------------------------------------------------------
Total additions                              505      1,230       737         150      38,041


Deductions from net assets:
 Distributions and withdrawals                70        267        54         265       6,484
 Administrative expenses                      18         17         6           -         378
                                        --------------------------------------------------------
Total deductions                              88        284        60         265       6,862
Net transfers from other plans                 -          -       (23)         -          (82)
Net transfers between funds                1,979       (275)       61         744           -
                                        --------------------------------------------------------
Net assets at end of year                $ 4,231    $ 5,950   $ 2,414     $ 2,211    $126,072
                                        ========================================================

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust
   Statement of Changes in Net Assets and Trust Balance, with Fund Information
                          Year ended December 31, 1997
                                 (In Thousands)

                                          Yield-            Martin
                                         Enhanced           Marietta  Lockheed
                                          Short-     S&P    Materials  Martin     Harbor                Investment
                                           Term      500    Common     Common    Capital                Company of American
                                        Investment  Index   Stock      Stock   Appreciation Intermediate  America  Balanced
                                           Fund     Fund     Fund      Fund       Fund      Bond Fund     Fund       Fund
                                        -------------------------------------------------------------------------------------
Net assets at beginning
 of period:                             $25,814   $18,082   $ 2,149   $23,555   $ 1,478     $ 1,025      $ 1,199   $  547
Additions to net assets:
   Contributions:
     Employees                            2,410     1,490       516         -       169          60          124       83
     Employer                               832       228       119         -        41          13           33       21
     Rollover contributions                 229        80        57         -        27           -           12        2
                                        -------------------------------------------------------------------------------------
Total Contributions                       3,471     1,798       692         -       237          73          169      106


Investment Income:
 Dividends and interest                   1,386         -       106       371       482           -          132       92
 Net realized and unrealized gain (loss)      -     5,956     2,023     1,839        20          70          250       71
                                        -------------------------------------------------------------------------------------
Total investment income                   1,386     5,956     2,129     2,210       502          70          382      163
                                        -------------------------------------------------------------------------------------
Total additions                           4,857     7,754     2,821     2,210       739         143          551      269

Deductions from net assets:
 Distributions and withdrawals            3,633       866        72       832        25          71           35       15
 Administrative expenses                     59        75        14        48         4           6            3        1
                                        -------------------------------------------------------------------------------------
Total deductions                          3,692       941        86       880        29          77           38       16
Net transfers from other plans                -        21         -       154        19           -           36       16
Net transfers between funds              (2,386)      (91)    4,822    (5,273)    1,372        (625)        (690)    (229)
                                        -------------------------------------------------------------------------------------
Net assets at end of year               $24,593   $24,825   $ 9,706   $19,766   $ 3,579      $  466      $ 1,058   $  587
                                        =====================================================================================


                                           Daily               Vanguard
                                           Bond    Vanguard  International
                                          Market   Windsor      Growth      Loan
                                           Fund     Fund         Fund       Fund       Total
                                        --------------------------------------------------------
Net assets at beginning
 of period:                               $  645   $ 2,639    $ 1,249     $ 1,241     $79,623
Additions to net assets:
   Contributions:
     Employees                                53       372        138           -       5,415
     Employer                                 15        92         32           -       1,426
     Rollover contributions                    -        24          4           -         435
                                        --------------------------------------------------------
Total Contributions                           68       488        174           -       7,276


Investment Income:
 Dividends and interest                        -        805        73           -       3,447
 Net realized and unrealized gain (loss)      83       (113)      (27)        116      10,288
                                        --------------------------------------------------------
Total investment income                       83        692        46         116      13,735
                                        --------------------------------------------------------
Total additions                              151      1,180       220         116      21,011

Deductions from net assets:
 Distributions and withdrawals                12        48         35          91       5,735
 Administrative expenses                       5         9          4           -         228
                                        --------------------------------------------------------
Total deductions                              17        57         39          91       5,963
Net transfers from other plans                 -        22         36           -         304
Net transfers between funds                1,056     1,495        233         316           -
                                        --------------------------------------------------------
Net assets at end of year                $ 1,835   $ 5,279    $ 1,699     $ 1,582     $94,975
                                        ========================================================

See accompanying notes.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                          Notes to Financial Statements

                                December 31, 1998


1. Accounting Policies

The Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the "Master Trust") was created on October 18, 1996, to hold the investments of the Martin Marietta Materials, Inc. Performance Sharing Plan and the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees (collectively, the "Plans") on a commingled basis. Prior to January 1, 1998, the Master Trust also included the assets of the Martin Marietta Materials, Inc. Money Accumulation Plan for Hourly Employees, which was subsequently merged into the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees. All plans are defined contribution plans of Martin Marietta Materials, Inc. (the "Corporation"). State Street Bank and Trust Company ("State Street") is the trustee and record keeper for the Master Trust. Each plan owns the following share of the entire Master Trust:

                                                                                        Interest in Master
                                                                                           Trust as of
                                                                                           December 31,
                                                                            Plan
Name of Plan                                                               Number         1998         1997
------------                                                            ---------------------------------------

Martin Marietta Materials, Inc. Performance Sharing Plan
EIN #56-1848578                                                             005         84.95%        86.55%

Martin Marietta Materials,  Inc. Savings and Investment
   Plan for Hourly Employees
EIN #56-1848578                                                             006         15.05%        10.98%

Martin Marietta Money Accumulation Plan for Hourly Employees
EIN #56-1848578                                                             007             -          2.47%
                                                                                     --------------------------
                                                                                         100 %         100%
                                                                                     ==========================

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                    Notes to Financial Statements (continued)




2. Description of the Master Trust

Plan assets held by the Master Trust are invested in seven funds at December 31, 1998. The Yield-Enhanced Short-Term Investment Fund, which is managed by the trustee, is invested in high-quality money market instruments, corporate equity and debt instruments and U.S. Government secured notes and bonds. The S&P 500 Index Fund, which is managed by the trustee, invests in the same individual common stocks in identical proportions to the S&P 500 index. The Martin Marietta Materials Common Stock Fund is composed of the Corporation's common stock. The Harbor Capital Appreciation Fund is designed to seek long-term growth of capital by investing in stocks of domestic and foreign companies with high equity capitalization with above average prospects for growth. The Daily Bond Market Fund, which is managed by the trustee, invests primarily in U.S. Treasury, Agency, corporate, mortgage backed and asset backed securities. The Vanguard Windsor Fund is a capital growth and income fund that will invest primarily in a diversified portfolio of U.S. common stocks thought to be undervalued. The Vanguard International Growth Fund is designed to achieve long-term growth of capital by investing in equity securities of non-U.S. Companies. Effective January 1, 1998, the following investment options were eliminated: Intermediate Bond Fund, Investment Company of America and American Balanced Fund.

Following the creation of the Master Trust, the Plans' participants were no longer able to make any participant-directed contributions into the Lockheed Martin Common Stock Fund nor add to an existing balance in the Lockheed Martin Common Stock Fund by purchasing additional shares of the underlying common stock. For the period through October 31, 1998, the Plans' participants were permitted to transfer out any balance in the Lockheed Martin Common Stock Fund and any such balance was available for withdrawals, as permitted under the Plans. At the end of this period, participation in the Lockheed Martin Common Stock Fund was terminated and any participant's remaining balances were liquidated and reinvested automatically in the Yield-Enhanced Short-Term Investment Fund.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                    Notes to Financial Statements (continued)




2. Description of the Master Trust (continued)

The Plans have loan programs whereby eligible participants may borrow up to the lesser of 50% of their total account balance less the highest outstanding loan balance from the past twelve months, or $50,000 with a minimum loan of $500. Loans are repaid monthly over a term of up to 5 years for personal loans and up to 15 years for a residential loan at an interest rate of one percent over the prime rate reported by at least 75% of the nation's 30 largest banks as reported in The Wall Street Journal on the first business day of the month before loan application. All loans are due in full immediately upon termination of employment. Approximately $2,211,000 and $1,582,000 was loaned to participants at December 31, 1998 and December 31, 1997, respectively. Participant loan activity and the net outstanding loan balances are reflected in the Loan Fund in the accompanying financial statements.

Fair values of the underlying securities in the Yield-Enhanced Short-Term Investment Fund, the S&P 500 Index Fund and the Daily Bond Market Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the most recent sales prices for those securities traded in over-the-counter markets and at fair value as determined by the Trustee for securities for which there is not an established market. The fair value of Martin Marietta Materials common stock is determined by the closing price per share on the last business day of the year as reported for New York Stock Exchange Composite Transactions. Fair values of the Harbor Capital Appreciation Fund, the Vanguard Windsor Fund, and the Vanguard International Growth Fund are determined by the closing prices on the last business day of the year.

Administrative expenses, a portion of which are paid by the Corporation, are otherwise paid from the Trust and allocated to the Plans on a pro rata basis.

                         Martin Marietta Materials, Inc.
                     Defined Contribution Plans Master Trust

                    Notes to Financial Statements (continued)




3. Investments

The fair values of individual investments that represent 5% or more of the Master Trust's net assets at December 31, 1998, are as follows:

                                                             (In Thousands)
       Yield-Enhanced Short-Term Investment Fund               $ 34,302
       S&P 500 Index Fund                                        34,875
       Martin Marietta Materials Common Stock Fund               33,089
       Harbor Capital Appreciation Fund                           8,721

4. Income Taxes

The Master Trust was created and is used as a funding vehicle to provide benefits under the various defined contribution plans of the Corporation which are listed as participating plans in the Master Trust agreement. Only plans which are qualified under Section 401(a) of the Internal Revenue Code ("IRC") may be funded through the Master Trust. The plans currently participating in the Master Trust have applied for determination letters from the Internal Revenue Service to verify that they are qualified under Section 401(a) of the IRC. As management believes the plans to be operating in compliance with all applicable requirements, there has been no provision for federal income taxes in the financial statements.

5. Year 2000 Issue (unaudited)

The Corporation has established a dedicated information technology task force to coordinate the identification, evaluation, and implementation of modifications and replacements to the Corporation's information systems and related applications necessary to achieve a year 2000 date conversion with no effect on customers or disruption to its business operations. The Corporation's goal is to be substantially year 2000 compliant on a timely basis. The major systems and applications carrying potential business impact have been identified, evaluated, and converted. In addition, the Corporation is communicating with suppliers, customers, financial institutions, and others with which it does business to coordinate the year 2000 conversion process. The cost of the year 2000 initiatives is not expected to be material to the Corporation's results of operations or financial position or to the Plans' operations.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            MARTIN MARIETTA MATERIALS, INC.
                                            SAVINGS and INVESTMENT PLAN for
                                            HOURLY EMPLOYEES


                                            By:  Martin Marietta Materials, Inc.
                                                 Plan Administrator


                                            By:  Benefit Plan Committee


                                                 By: /s/ Janice K. Henry
                                                    ----------------------------
                                                     Janice K. Henry


Date:  June 30, 1999

                                  EXHIBIT INDEX


                  Exhibit No.                    Document
                  -----------                    --------

                     23                          Consent of Ernst & Young LLP